Free Writing Prospectus (to the Preliminary Prospectus Supplement dated June 9, 2020)	Filed pursuant to Rule 433 Registration Statement Nos. 333-237906 and 333-237906-01

$500,000,000 of 2.125% Senior Notes due 2030

Final Term Sheet

June 9, 2020

Issuer:	Principal Financial Group, Inc. (the “Issuer”)

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 (Stable) / A- (Negative) / A- (Negative)

Issue:	2.125% Senior Notes due 2030 (the “Notes”) fully and unconditionally guaranteed by Principal Financial Services, Inc. (the “Guarantor”)

Offering Size:	$500,000,000

Coupon:	2.125% per annum

Trade Date:	June 9, 2020

Settlement Date:	June 12, 2020 (T+3)**

Maturity Date:	June 15, 2030

US Benchmark Treasury:	UST 0.625% due May 15, 2030

US Benchmark Treasury Price:	98-02

US Benchmark Treasury Yield:	0.829%

Spread to US Benchmark Treasury:	135 basis points

Re-offer Yield:	2.179%

Price to Public (Issue Price):	99.517%

Net Proceeds to Issuer (Before Expenses):	$494,335,000

Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, commencing on December 15, 2020 (long first coupon)

Optional Redemption:

The Issuer may redeem the Notes, at its option, at any time and from time to time, in whole or in part, as set forth in the Preliminary Prospectus Supplement dated June 9, 2020 to the Prospectus dated April 29, 2020 (collectively, the “Prospectus”). If the Notes are redeemed prior to March 15, 2030 (the “Par Call Date”), the redemption price will be equal to the greater of:

(a) 100% of the principal amount of the Notes to be redeemed; or

(b) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if the Notes matured on the Par Call Date, not including any portion of the payments of interest accrued as of such redemption date, discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Prospectus), plus 20 basis points, as calculated by an independent investment banker;

plus, in each case, accrued and unpaid interest on the Notes to be redeemed to, but excluding, the redemption date.

If the Notes are redeemed on or after the Par Call Date, the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the Notes to be redeemed to, but excluding, the redemption date.

CUSIP/ISIN:	74251V AS1/US74251VAS16

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc.

Wells Fargo Securities, LLC BNP Paribas Securities Corp. BofA Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc. RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC

*A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**The Issuer expects to deliver the Notes against payment for the Notes on or about the Settlement Date specified above, which will be the third (3rd) business day following the date hereof.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two (2) business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes more than two business days prior to the scheduled Settlement Date will be required, by virtue of the fact that the Notes will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes more than two business days prior to the scheduled Settlement Date should consult their own advisors.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer and the Guarantor and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Citigroup Global Markets Inc. toll-free at 800-831-9146, or Wells Fargo Securities, LLC toll-free 1-800-645-3751.

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